HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)


                                  March 3, 2006

Adelaja Heyliger
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

      Re:   Whispering Oaks International, Inc.
            Form SB-2
            File No. 333-109516

Dear Mr. Heyliger:

     This office represents Whispering Oaks International, Inc. (the "Company"). On behalf of the Company, we request that the above-captioned registration statement be withdrawn. The reasons for this request are:

1. All shares owned by the selling shareholders will be available for sale by means of Rule 144 within a few months.

2. The exercise prices of the warrants held by all selling shareholders, with the exception of Florencio Borio, are substantially in excess of the market price of the Company's common stock over the past nine months. As a result, it is unlikely that these warrants will be exercised in the near term.

3. The offering price of securities which the Company was planning to sell by means of the registration statement is substantially in excess of the market price of the Company's common stock over the past nine months.

      No securities were sold by means of the registration statement.

                                      Very truly yours,

                                      HART & TRINEN, L.L.P.



                                      William T. Hart